MAIL STOP 3561

January 5, 2007

Mr. James W. Wiltz
President and CEO
Patterson Companies, Inc.
1031 Mendota Heights Road
St. Paul, Minnesota 55120

      Re: Patterson Companies, Inc
             Form 10-K for Fiscal Year Ended April 30, 2005
             Filed July 14, 2005
             File Number 000-20572

Dear Mr. Wiltz:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

             Sincerely,

             Terence O'Brien
             Branch Chief, Office of
             Emerging Growth Companies